EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
		2006	2005	2006	2005

1.	Net income	$1,968	$2,028	$5,251	$5,011

2.	Weighted average common shares outstanding	3,189,004	3,074,705	3,171,869	3,052,821
3.	Common stock equivalents due to dilutive effect of stock options	22,773	91,142	38,071	101,987

4.	Total weighted average common shares and equivalents outstanding	3,211,777	3,165,847	3,209,940	3,154,808

5.	Basic earnings per share	$.62	$.66	$1.66	$1.64

6.	Diluted earnings per share	$.61	$.64	$1.64	$1.59

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